David W. Freese

Partner

+1.215.963.5862

david.freese@morganlewis.com

April 19, 2024

FILED AS EDGAR CORRESPONDENCE

Raymond Be, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors' Inner Circle Fund III (File Nos. 333-192858 and 811-22920):
Knights of Columbus Real Estate Fund Proxy Statement On Schedule 14A

Dear Mr. Be:

On behalf of our client, The Advisors' Inner Circle Fund III (the "Trust"), this letter responds to the comments that you provided, on April 8, 2024, on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone, regarding the Trust's Preliminary Proxy Statement on Schedule 14A and related materials, filed on April 1, 2024 by the Trust with respect to the Knights of Columbus Real Estate Fund (the "Fund"), a series of the Trust (Series ID No. S000066637), pursuant to the Securities Exchange Act of 1934, as amended. Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by Knights of Columbus Asset Advisors LLC (the "Adviser"), the Fund's investment adviser for the specific purpose of responding to the Staff's comments. Terms not defined herein should be given the meaning provided in the Preliminary Proxy Statement.

1.	Comment. In the section titled "Proposal: To Approve a Change in the Fund's Classification under the 1940 Act from 'Diversified' to 'Non-Diversified' and to Eliminate the Fund's Related Fundamental Investment Policy:"

i.	Please revise the disclosure to explain in the Definitive Proxy Statement why the Fund recently changed the Fund's primary benchmark index from the FTSE NAREIT Equity REITs Index to the Bloomberg US 3000 REIT Total Return Index (the "Index").

Morgan, Lewis & Bockius llp 2222 Market Street Philadelphia, PA 19103-3007 United States	+1.215.963.5000 +1.215.963.5001

Raymond Be, Esq.

April 19, 2024

Response. The following disclosure regarding the recent change in the Fund's primary benchmark has been added to the Definitive Proxy Statement in response to this comment:

The Adviser determined that changing the Fund's primary benchmark index from the FTSE NAREIT Equity REITs Index to the Index better reflects the Fund Adviser's investment style. The Adviser believes the Index is a more-appropriate benchmark for the Fund primarily because the Index more closely aligns with the investment approach of the Fund and will lead to more-accurate comparisons of the Fund's active and passive performance, which, in turn, will allow investors to better assess the Fund's value proposition.

ii.	Please revise the first sentence of the sixth paragraph that provides "Certain Index constituents each represent more than 5% of the Index, and at times, have represented approximately 23.5% of the Index in the aggregate," so as to identify the precise number of Index constituents that currently represent more than 5% of the Index, and, at times, have represented approximately 23.5% of the Index in the aggregate.

Response. This statement has been revised in response to this comment to read as follows:

As of the date of this proxy statement, three (3) Index constituents each represent more than 5% of the Index, and, at times, have represented approximately 23.5% of the Index in the aggregate.

2.	Comment. In the section titled "Voting, Quorum, and Other Matters," please confirm that the second and third sentences of the following paragraph are accurate:

Pursuant to certain rules promulgated by the New York Stock Exchange LLC that govern the voting by such broker-dealers, however, a broker-dealer holding shares of record for a beneficial owner may not exercise discretionary voting power with respect to certain non-routine matters. Because the Proposal is considered non-routine and is the only proposal expected to be voted on at the Meeting, the Trust does not expect to receive any broker non-votes in connection with this solicitation. Accordingly, the Trust expects that broker non-votes will have no impact on establishing quorum or the votes cast for or against the Proposal."

Raymond Be, Esq.

April 19, 2024

Response. This paragraph has been revised in response to this comment to read as follows:

Pursuant to certain rules promulgated by the New York Stock Exchange LLC that govern the voting by said broker-dealers, a broker-dealer holding shares of record for a beneficial owner may not exercise discretionary voting power with respect to certain non-routine matters, including the approval of a change to a fundamental investment policy as contemplated by the Proposal. Accordingly, a broker non-vote, or an abstention, if any, will be considered present for purposes of determining the existence of a quorum, but will have the effect of voting against the Proposal.

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If you have any questions, need any additional information, or would like any further clarification, please contact me at (215) 963-5862.

Very truly yours,

/s/ David W. Freese
David W. Freese